Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 15 DATED JULY 24, 2018
TO THE OFFERING CIRCULAR DATED OCTOBER 16, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated October 16, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on October 20, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

RSE Aspect Promenade Controlled Subsidiary - Hollywood, FL

On July 18th, 2018, RSE directly acquired additional ownership of a “majority-owned subsidiary”, Aspect Promenade JV LP (the “RSE Aspect Promenade Controlled Subsidiary”), for an initial purchase price of $7,486,493, which is the initial stated value of our additional equity interest in the RSE Aspect Promenade Controlled Subsidiary (the “Second RSE Aspect Promenade Investment”). The RSE Aspect Promenade Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property called Park Colony totaling 316 units located at 812 S Park Road, Hollywood, FL 33021 (the “Park Colony Apartments”). The closing of both the Second RSE Aspect Promenade Investment and the Park Colony Apartments occurred concurrently.

The RSE Aspect Promenade Controlled Subsidiary is managed by American Landmark Apartments (“ALA”), which operates over 23,000 units across the United States southeast. ALA manages a diverse real estate portfolio valued in excess of $250 million. Other than with regard to the RSE Aspect Promenade Controlled Subsidiary, neither our Manager nor we are affiliated with ALA.

Pursuant to the agreements governing the Second RSE Aspect Promenade Investment (the “RSE Aspect Promenade Operative Agreements”), our consent is required for all major decisions regarding the RSE Aspect Promenade Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of approximately 2.0% of the Second RSE Aspect Promenade Investment, paid directly by the RSE Aspect Promenade Controlled Subsidiary.

While the RSE Aspect Promenade Controlled Subsidiary currently has acquired two assets, we expect that the RSE Aspect Promenade Controlled Subsidiary will acquire additional assets that are expected to require us to make additional equity investments in the future.

The Park Colony Apartments property, which is held through The EnV AL LP, a majority-owned subsidiary of the RSE Aspect Promenade Controlled Subsidiary, was acquired for a purchase price of approximately $56,000,000. ALA anticipates additional hard costs of approximately $3,475,000 to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $2,325,000, bringing the total projected project cost for the Park Colony Apartments property to approximately $61,800,000. The renovations are expected to be completed within 12 to 18 months. To finance the acquisition of the Park Colony Apartments, The EnV AL LP will assume the existing senior secured loan with approximately $37,650,000 remaining in unpaid principal (the “Park Colony Senior Loan”). The Park Colony Senior Loan also features approximately thirteen years of remaining term with 30-year amortization at a blended 4.24% interest rate. The remaining equity contributions to the RSE Aspect Promenade Controlled Subsidiary for the Second RSE Aspect Promenade Investment are being contributed 31% by the Company and 69% by ALA, its affiliates, and other members.

As of the closing date, the Park Colony Senior Loan had an approximate LTC ratio of 60.9%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Park Colony Apartments property is a 316-unit, three-story garden-style apartment property in Hollywood, FL. As of a May 7, 2018 rent roll, the property is 92.7% occupied. The property was constructed in 1987, and the build is of reinforced concrete block.

The Hollywood/Fort Lauderdale market presents a strong opportunity with its consistent demand for labor force and solid multifamily market fundamentals. The population is anticipated to continue to increase as additional jobs are created through several new commercial projects in the city’s pipeline.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Renovation Hard Cost per Unit	Projected Average Increase to Monthly Rent from Renovation	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Other Income Growth	Projected Average Annual Expense Growth	Projected Hold Period
Hollywood, FL Apartments- Park Colony Aspect Promenade JV LP	10.0% - 14.3%	$11,005	$96	6.0%	2.5%	2.5%	2.5%	10

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Equity REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.